EXHIBIT 4.22
                              CONSULTING AGREEMENT

This Consulting Agreement ("Agreement") is entered into effective as of January 1, 2000 (the "Effective Date"), by and between SGI International, a Utah corporation ("SGI") and Glenn Wattley, ("Consultant").

1. Performance by Consultant. Consultant agrees to provide consulting services (the "Services") relative to introducing SGI to parties, which might invest in SGI's ENCOAL Plant, located in Gillette, Wyoming. Consultant will provide such other assistance as SGI may request related to the Services. The Services shall also include, but not be limited to, advice, assistance, and information supplied by Consultant, or developed with the use of any of Consultant's information, equipment, personnel, goods or facilities.

2. Payment for Services.

a. Consulting Fee. SGI agrees to pay Consultant for the Services in a fixed amount of _______ shares of restricted stock issuable during the term, after execution of this Agreement. In the event SGI files a registration statement with the SEC within the next calendar year under which it could register the restricted stock issued Consultant, then it shall do so, absent a determination by its Board of Directors that such registration would cause SGI economical or other harm.

b. Expenses. Consultant shall be reimbursed for reasonable expenses, including, but not limited to, travel, long distance telephone charges, and mileage at the rate of $.30 a mile for all business travel.

3. Personal Service Contract. SGI and Consultant agree that the Services will be performed personally by Consultant. If the Services are not performed by Consultant, then SGI has the right to terminate this Agreement.

4. Obligations of SGI. SGI agrees to make available to Consultant, upon reasonable notice, computer programs, data, and any documentation required by Consultant to complete the Services.

5. Term. This Agreement shall be effective on the Effective Date and shall continue for a period of one year.

6. Warranties. Consultant hereby warrants that he will carry out his work in accord with generally accepted practices.

7. Independent Contractor. Consultant is and at all times during the term of this Agreement shall be an independent contractor providing professional consulting services to SGI. Nothing contained in this Agreement shall be construed to create a relationship of principal and agent, employer and employee, servant and master, partnership or joint venture between the parties. Consultant shall have no power to commit or bind SGI in any manner whatsoever.

8. Limitation of Liability. In no event shall either of the parties hereto be liable to the other for the payment of any consequential, indirect, or special damages, including lost profits.

9. Injunctive Relief. It is hereby understood and agreed that damages are an inadequate remedy in the event of a breach by Consultant of the Confidentiality provisions of this Agreement and that any such breach by Consultant will cause SGI great and irreparable injury and damage. Accordingly, Consultant agrees that SGI shall be entitled, without waiving any additional rights or remedies otherwise available to SGI at law or in equity or by statute, and without posting any bond, to obtain injunctive or other equitable relief in the event of a breach or intended or threatened breach by Consultant of such provisions.

10. Assignment.

a. Consent Required. Consultant shall not assign or subcontract the whole or any part of this Agreement without SGI's written consent, which can be withheld for any reason.
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b. Subcontracting. Any subcontract made by Consultant with the consent of SGI, which must be obtained before Consultant enters into any subcontract, shall incorporate by reference all of the terms of this Agreement. Consultant agrees to guarantee the performance of any subcontractor used in the performance of the Services.

11. Conflicting Assignments. During the term of this Agreement, Consultant shall not accept conflicting assignments, which would put Consultant in a position where he would be rendering advice or providing information to any party who might be a potential competitor of SGI presently or in the future, nor shall Consultant provide any advice, which might disclose any confidential Information.

12. Disputes. If any dispute of any kind arises between the parties with respect to the Consultant's performance under this Agreement, then the dispute shall be submitted to arbitration in San Diego, California to the American Arbitration Association ("AAA"). The dispute shall be submitted to an arbitrator selected from a panel of arbitrators submitted to the parties by the AAA. If the parties fail to agree on an arbitrator, the AAA shall appoint an arbitrator and in the absence of such appointment, the parties may request an appointment by making an application to the San Diego Superior Court to order an appointment. Reasonable discovery, including but not limited to depositions and interrogatories, shall be allowed in any such arbitration. The decision of the arbitrator shall be binding and enforceable to the same extent as if the award were made by a court of competent jurisdiction.

13. Notices. Any and all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given or received when delivered personally or forty-eight (48) hours after being mailed, via first-class U. S. Mail, postage prepaid, to the addresses set forth immediately below of the parties hereto or to such other addresses as either of the parties hereto from time to time designate in writing to the other party.

14. SGI: SGI International
1200 Prospect, Suite 325
La Jolla, California 90037
Attn: Michael L. Rose

Consultant: Glenn Wattley
312 Willis Road
Sudbury, MA 01776

15. Applicable Law. The provisions of this Agreement shall be construed and enforced in accordance with the laws of the State of California.

16. Entire Agreement and Amendments. Except for the confidentiality agreement previously entered into between the parties, this Agreement constitutes the entire understanding and agreement between the parties relating to the subject matter hereof and supersedes any prior written or oral understanding or agreement between the parties relating to the subject matter hereof. This Agreement shall not be amended, altered, or supplemented in any way except by an instrument in writing, signed by the duly authorized representative of the parties, that expressly references this Agreement.
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17. Waivers. The failure or delay of either party to exercise or enforce at any time any of the provisions of this Agreement shall not constitute or be deemed a waiver of that party's right thereafter to enforce each and every provision of the Agreement and shall not otherwise affect the validity of this Agreement.

18. Severability. If any provision of this Agreement is finally determined to be contrary to, prohibited by, or invalid under applicable laws or regulations, such provision shall become inapplicable and shall be deemed omitted from this Agreement. Such determination shall not, however, in any way invalidate the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and in the year first above written.

                                        Consultant

SGI International
a Utah Corporation

By: /S/ MICHAEL L. ROSE                 By: GLENN WATTLEY
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Michael L. Rose                         Glenn Wattley